FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                Name and Address of Company

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:   (604) 484-4710

Item 2.                      Date of Material Change  March 5, 2009

Item 3.                      News Release

A news release was disseminated on March 5, 2009 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.                      Summary of Material Change

Platinum Group announced an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), for an optional US$10 million over 5 years to earn 35% of Platinum Group’s War Springs Project interest in South Africa.

Item 5.                      Full Description of Material Change

Two drill rigs for exploration have been mobilized to the project. The first year firm commitment is US$500,000.

Platinum Group currently holds a 70% interest in the War Springs Project and Africa Wide Holdings Limited (“Africa Wide”) and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Africa Wide is an affiliated company of Wesizwe Platinum Limited (WEZ-JSE). Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s (PPN-TSX) Black Economic Empowerment partner in South Africa.

The War Springs deposit comes to surface at a low grade but with a favourable thickness of 6.5 to 8.0 metres. Exploration at depth around the nearby open pit PPRust platinum mine has shown impressive grades and thicknesses, including, the Akanani deposit sold by Afriore to Lonmin in 2007. Deep drilling has never been executed at War Springs and it will be a part of the program funded by JOGMEC. The War Springs property covers 22 square kilometres and is located 24 kilometres south of the Anglo Platinum open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex.

An Inferred Resource estimation announced March 17, 2008 of 47.0 Mt at an average grade of 1.11 g/t 2PGE+Au and thus a metal content of 1.676 million ounces for the B and C Reefs combined, using a 2PGE+Au cut-off of 300 cmg/t.

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6m thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied.

Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef.  Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation which was reported in a NI 43-101 document, compiled by Minxcon (Pty) Ltd, dated March 2008.

Item 6.	Reliance on subsection 7.1 of national Instrument 51-102	N/A

Item 7.                      Omitted Information                                                                N/A

Item 8.                      Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                                                           Phone: (604) 899-5450

Item 9.	Date of Report

March 9, 2009